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DataMirror Extends Lead with Innovative HA Solution for iSeries

Ease-of-Use Features Enhance iCluster 2.1

MARKHAM, CANADA – (January 26, 2005) – DataMirror® today announced the availability of DataMirror iCluster 2.1, DataMirror’s complete business continuity and disaster recovery solution for IBM iSeries servers. iCluster helps businesses protect critical information and improve system performance to maximize uptime and maintain business continuity 24x7.

Enhancements to iCluster 2.1 include broadening IASP Mirroring support for expanded object mirroring, failover support between all versions of OS/400 for flexibility in the use of critical backup systems, improved monitoring functions that enable greater visibility into system activities, and further improvements to autonomic management for heightened self-healing and ease of system administration.

“Every company’s success depends on the integrity, reliability and availability of its business information and iCluster is a business continuity solution on which organizations can depend,” says Nigel Stokes, CEO, DataMirror. “iCluster’s self-correcting, self-protecting and self-optimizing functions help to maximize uptime and maintain continuous access to business critical applications and information.”

iCluster 2.1 enhancements include:

•	Fully integrated IASP Mirroring – Facilitates the mirroring of both native and IFS objects stored on IASPs to allow companies using this technology for local single system failure to integrate these devices into their total resiliency solution and enable a wider range of storage options.

•	Autonomic Management – Additional features added to existing iCluster autonomic functions enable users to handle a greater range of environmental issues on backup systems including contention for the same objects with customer applications running on the backup. Enhanced Autonomic management features enable iCluster to self-correct, self-protect and self-optimize business systems allowing system administrators to spend less time managing business applications, lowering the total cost of ownership and increasing return on investment.

•	Performance Monitoring – iCluster monitoring enables end-to-end visibility into overall system operations including, data, applications, servers, infrastructure, and processes. System status information is available at a glance giving administrators maximum visibility into system performance.

•	Failover System – Offers failover support for any combination of supported OS/400 operating system versions giving administrators greater flexibility in planning system maintenance on their own schedules instead of upgrading with the introduction of new operating systems.

iCluster is a leading high availability solution that mirrors critical DB2 data and objects in real time from a primary system to one or more recovery systems, enabling high-speed operational switching and uninterrupted data access during planned and unplanned downtime. With iCluster, you can protect the integrity and reliability of your iSeries systems, avoid downtime costs, and improve service levels.

DataMirror iCluster is designated as ClusterProven by IBM – delivering industry leading high availability performance that is backed by outstanding professional services and support.

Consistently chosen by large customers across the globe, iCluster provides enterprise class performance, reliability and scalability. DataMirror’s high availability solution extends beyond remote journaling-only technologies, by replicating over 70 objects. This ensures that all of the objects that are on the primary system are actually on the back up system – so if the primary system were to be unavailable, users would have everything needed to keep business up and running.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of information integration software solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate information they need.

Over 1,900 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.